Exhibit 99.1

16 June 2025

PureTech Health plc

Results of Annual General Meeting

The Annual General Meeting of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech Health” or the “Company”) was held at 11 a.m. EDT/4 p.m. BST on Monday, June 16, 2025.

All of the resolutions proposed at the Annual General Meeting were duly passed by the shareholders on a poll. The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below.

Resolutions	For	%	Against	%	Withheld	Total votes cast
001. To approve the Company’s Annual Report and Accounts for year ended 31 December 2024	161,252,066	99.97%	43,159	0.03%	43,897	161,295,225
002. To approve the Directors’ Remuneration Report	87,191,034	72.49%	33,087,512	27.51%	41,060,576	120,278,546
003. To re-elect Ms. Sharon Barber-Lui as a Director	161,168,598	99.90%	165,990	0.10%	4,534	161,334,588
004. To re-elect Dr. Bharatt Chowrira as a Director	159,345,453	98.77%	1,989,135	1.23%	4,534	161,334,588
005. To elect Dr. Michele Holcomb as a Director	159,890,727	99.90%	153,630	0.10%	1,294,765	160,044,357
006. To re-elect Dr. Raju Kucherlapati as a Director	146,615,269	90.88%	14,717,819	9.12%	6,034	161,333,088
007. To re-elect Dr. John LaMattina as a Director	144,341,297	89.47%	16,993,291	10.53%	4,534	161,334,588
008. To re-elect Dr. Robert Langer as a Director	153,961,298	95.43%	7,373,290	4.57%	4,534	161,334,588
009. To re-elect Ms. Kiran Mazumdar-Shaw as a Director	107,562,883	72.65%	40,486,567	27.35%	13,289,672	148,049,450
010. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company	161,186,429	99.93%	110,554	0.07%	42,139	161,296,983
011. To authorize the Audit Committee to determine the Auditors’ remuneration	161,209,226	99.92%	123,862	0.08%	6,034	161,333,088
012. To authorize the allotment of shares	159,323,565	99.08%	1,471,794	0.92%	543,763	160,795,359
013. To disapply pre-emption rights	159,120,011	98.63%	2,216,077	1.37%	3,034	161,336,088

014. To further disapply pre-emption rights for acquisitions and specified capital investments.	157,494,464	97.95%	3,301,394	2.05%	543,264	160,795,858
015. To authorize market purchase of own shares	159,970,124	99.15%	1,365,463	0.85%	3,535	161,335,587
016. To authorize general meetings to be called on not less than 14 clear days’ notice	161,167,825	99.91%	148,763	0.09%	22,534	161,316,588

While all Resolutions were passed with significant majorities, the Board notes that Resolutions 2 and 9 received less than 80% of votes cast in favor.

The Board has consistently taken steps to proactively engage with shareholders on remuneration and governance, including during 2024 and 2025. Consistent with prior practice, the Board will continue to engage with shareholders in the periods ahead and remains committed to maintaining open and constructive dialogue. The Company will provide an update on engagement within six months of today’s Annual General Meeting, in accordance with the UK Corporate Governance Code 2024.

Notes:

(1)	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2)

As at June 16, 2025, the number of outstanding shares in the Company was 240,254,449 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3)

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/financials-filings/reports and on the National Storage Mechanism.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep portfolio through its experienced research and development team and its extensive network of scientists, clinicians, and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including three that have been approved by the U.S. Food and Drug Administration. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration-enabling studies. All of the underlying programs and platforms that resulted in this portfolio of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statement that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com